Exhibit No. 11

Armstrong World Industries, Inc. and Subsidiaries

Computation of Earnings Per Share

(dollar amounts in millions, except per share data)

	Years Ended December 31,
	2011	2010	2009
Basic earnings per share
Net earnings	$112.4	$11.0	$77.7
Net earnings allocated to participating non-vested share awards	(0.8)	—	(0.4)

Net earnings attributable to common shares	$111.6	$11.0	$77.3
Basic weighted average number of common shares outstanding	58.3	57.7	56.8
Basic earnings per share	$1.91	$0.19	$1.36

Diluted earnings per share
Net earnings	$112.4	$11.0	$77.7
Net earnings allocated to participating non-vested share awards	(0.8)	—	(0.4)

Net earnings attributable to common shares	$111.6	$11.0	$77.3
Basic weighted average number of common shares outstanding	58.3	57.7	56.8
Weighted average number of common shares issuable under stock option or unvested stock grants	0.5	0.5	0.2

Diluted weighted average number of common shares outstanding	58.8	58.2	57.0
Diluted earnings per share	$1.90	$0.19	$1.36